UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

SEC FILE NUMBER
                            0 - 25824


                           CUSIP NUMBER
                            417525102


(Check One):    X   Form 10-K    ___  Form 20-F         ___   Form 11-K
                                Form 10-Q    ___  Form N-SAR


For Period Ended:   4/30/01

PART I - REGISTRANT INFORMATION

New Harvest Capital Corporation
Full Name of Registrant

Harvest Capital Corporation
Former Name if Applicable

225 West 37th Street
Address of Principal Executive Office
 (Street and Number)

 New York, NY 10018
City, State and Zip Code

PART II -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed.
(Check box if appropriate).

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form
20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Financial information is not finalized.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Richard S. Kalin, Esq.   212     239-8900
     (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

      X     Yes               No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            Yes               X     No


      NEW HARVEST CAPITAL CORPORATION
  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


106:   Date: 7/24/01  By:/s/Joseph L. Murphy
                     Joseph L Murphy,
                     President


                ATTENTION
International misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001).


117: